Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Files Preliminary Short Form Base Shelf
     Prospectus

     CALGARY, June 2 /CNW/ - (TSX-PWT.UN; NYSE-PWE) - Penn West Energy Trust
("Penn West") is pleased to announce that it has filed a Preliminary Short
Form Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in each of the Provinces of Canada and a Registration Statement
(the "U.S. Registration Statement") with the United States Securities and
Exchange Commission (the "SEC"). This registration will allow Penn West to offer and issue trust units and subscription receipts, warrants, rights and options convertible into trust units (collectively referred to as the
"Securities") by way of one or more Prospectus Supplements ("Prospectus
Supplement") at any time during the 25-month period that the Prospectus remains in place. The Securities may be issued from time to time, with an aggregate offering amount not to exceed US$1,500,000,000.
     Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, Penn West intends to use the net proceeds from the sale of any Securities for general trust purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.
     A U.S. Registration Statement relating to the Securities has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy be accepted, before the U.S. Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
     A copy of the Prospectus included in the U.S. Registration Statement can be obtained upon request by contacting Investor Relations at the contact information below. A copy of the Prospectus is available electronically at
www.sedar.com.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West trust units and debentures are listed on the
Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C,
PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the
New York Stock Exchange under the symbol PWE.

     Advisory Regarding Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this press release contains, without limitation, forward-looking statements pertaining to the use of the net proceeds received from any sale of Securities pursuant to the Prospectus.
     With respect to forward-looking statements contained in this press release, we have made assumptions regarding various matters, including the matters identified in the Prospectus. Although we believe that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the
Prospectus.
     The forward-looking statements contained in this press release speak only as of the date of this press release. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: Phone:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com, Website:
www.pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 08:00e 02-JUN-08